April 2014 Pricing Sheet dated April 25, 2014 relating to Preliminary Terms No. 127 dated April 16, 2014 Registration Statement No. 333-177923 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Apple Inc. due April 29, 2016
PRICING TERMS — April 25, 2014
Issuer:	JPMorgan Chase & Co.
Maturity date:	April 29, 2016, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-II
Underlying stock:	Common stock of Apple Inc.
Aggregate principal amount:	$3,757,200
Payment at maturity:	If the final stock price is greater than the initial stock price, for each $10 stated principal amount Trigger PLUS:
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final stock price is less than or equal to the initial stock price but is greater than or equal to the trigger level, for each $10 stated principal amount Trigger PLUS:
$10 + ($10 × absolute stock return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying stock.  In no event will this amount exceed the stated principal amount plus $2.00.

If the final stock price is less than the trigger level, for each $10 stated principal amount Trigger PLUS:
$10 × stock performance factor
This amount will be less than the stated principal amount of $10 per Trigger PLUS and will represent a loss of at least 20%, and possibly all, of your investment.
Leveraged upside payment:	$10 × leverage factor × stock percent change
Stock percent change:	(final stock price – initial stock price) / initial stock price
Absolute stock return:	The absolute value of the stock percent change. For example, a -5% stock percent change will result in a +5% absolute stock return.
Initial stock price:	The closing price of the underlying stock on the pricing date, which was $571.94, divided by the stock adjustment factor
Final stock price:	The closing price of the underlying stock on the valuation date
Stock adjustment factor:
1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock.  Apple Inc. has announced a seven-for-one stock split of the underlying stock, and trading of the underlying stock on a split-adjusted basis will begin on June 9, 2014.  Accordingly, assuming no intervening adjustments to the stock adjustment factor, we expect that the stock adjustment factor will be adjusted to equal 7.0 as of June 9, 2014.

Trigger level:	$457.552, which is 80% of the initial stock price
Valuation date:
April 26, 2016, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-III

Leverage factor:	125%
Stock performance factor:	final stock price / initial stock price
Maximum payment at maturity:	$13.00 (130.00% of the stated principal amount) per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	April 25, 2014
Original issue date (settlement date):	April 30, 2014
CUSIP / ISIN:	48127F749 / US48127F7490
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per Trigger PLUS	$10.00	$0.225	$9.775
Total	$3,757,200.00	$84,537.00	$3,672,663.00
(1)	See “Additional Information about the Trigger PLUS — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the Trigger PLUS.
(2)
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.225 per $10 stated principal amount Trigger PLUS it receives from us to Morgan Stanley Smith Barney LLC.  See “Underwriting (Conflicts of Interest)” beginning on page PS-69 of the accompanying product supplement no. MS-1-III.

The estimated value of the Trigger PLUS on the pricing date as determined by JPMS was $9.711 per $10 stated principal amount Trigger PLUS.  See “Additional Information about the Trigger PLUS — JPMS’s estimated value of the Trigger PLUS” in the accompanying preliminary terms for additional information.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering, related product supplement no. MS-1-III, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Trigger PLUS” in the accompanying preliminary terms.

Preliminary terms no. 127 dated April 16, 2014: http://www.sec.gov/Archives/edgar/data/19617/000119312514146111/d712322dfwp.htm
Product supplement no. MS-1-III dated March 18, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214002102/e57956_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.